S A M E X M I N I N G C O R P.
301 - 32920 Ventura Avenue Abbotsford, BC V2S 6J3 CANADA TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com WEB SITE: www.samex.com

BC FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:

Name and Address of Company

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Telephone:  (604) 870-9920     Toll Free:  800 828-1488       Fax:  (604) 870-9930

Item 2:

Date of Material Change

October 1, 2009

Item 3:

News Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on October 1, 2009 and was disseminated through the wire services of Marketwire.

Item 4:

Summary of Material Change

DRILLING IN PROGRESS ADJACENT TO SAMEX'S CHIMBEROS GOLD/SILVER PROPERTY, CHILE

SAMEX has learned that a Chilean mining company has commenced drilling with two drill rigs on their concessions immediately adjacent to SAMEX’s Chimberos Gold/Silver Property in Chile.   The Chimberos Property is located about 75 kilometers north of the city of Copiapo and is situated in the historic Chimberos mining district which was one of Chile’s largest silver producing areas.  SAMEX’s concessions are strategically located in relation to the adjacent and surrounding concessions that are being drilled.  SAMEX believes the results of drilling on these neighbouring concessions may have a significant effect on understanding the potential of the Chimberos area and will be following results closely.

Item 5:

Full Description of Material Change

SAMEX has learned that a Chilean mining company has commenced drilling with two drill rigs on their concessions immediately adjacent to SAMEX’s Chimberos Gold/Silver Property in Chile.   The Chimberos Property is located about 75 kilometers north of the city of Copiapo and is situated in the historic Chimberos mining district which was one of Chile’s largest silver producing areas.  SAMEX’s concessions are strategically located in relation to the adjacent and surrounding concessions that are being drilled.  SAMEX believes the results of drilling on these neighbouring concessions may have a significant effect on understanding the potential of the Chimberos area and will be following results closely.

Jeff Dahl, President of SAMEX said “From the preliminary geological work that we’ve done, we’re not surprised to see this aggressive exploration activity being initiated on the adjacent and surrounding concessions.  We’ll be keenly watching their progress since the results may be of significant mutual benefit”.

Item 6:

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being made on a confidential basis.

Item 7:

Omitted Information

There is no omitted information.

Item 8:

Executive Officer

To facilitate any necessary follow-up by the Commission, please contact Larry McLean Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Item 9:

Date of Report

Dated at Abbotsford, British Columbia, the 1st day of October, 2009.

“Larry D. McLean”

Director